Exhibit 21.1
Subsidiaries of FS Energy and Power Fund
Name of Subsidiary	State of Incorporation or Organization
EP Altus Investments, LLC	Delaware
EP American Energy Investments, Inc.	Delaware
EP Burnett Investments, Inc.	Delaware
EP Northern Investments, LLC	Delaware
EP Synergy Investments, Inc.	Delaware
FS Energy Investments, LLC	Delaware
FS Power Investments, LLC	Delaware
FSEP Investments, Inc.	Delaware
FSEP-BBH, Inc.	Delaware
Gladwyne Funding LLC	Delaware